

Mail Stop 3561

June 10, 2016

Mr. Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

> **Re: Mattel, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-05647**

Dear Mr. Farr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations

2015 compared to 2014, page 23

1. We note your discussion of net and gross sales on a constant currency basis. Please tell us your consideration for a similar disclosure as it relates to your cost of sales, advertising and promotion expenses and other selling and administrative expenses. Please advise or revise your discussion for all comparative periods accordingly.

Constant Currency, page 44

2. We note from your disclosure percentage changes in your results are expressed in constant currency to exclude the impact from changes in currency exchange rates and that the results of entities reporting in currencies other that US dollar are translated using consistent exchange rates. In this regard, please describe to us in greater detail and within MD&A the process for calculating the constant currency amounts and the basis of presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure